Filed Pursuant to Rule 433
Registration No. 333-197375
March 2, 2016

Term Sheet

Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Series H Non-Cumulative Perpetual Preferred Stock

Issuer:	BB&T Corporation (Ticker: BBT)

Security:	Depositary shares, each representing a 1/1,000th interest in a share of Series H Non-Cumulative Perpetual Preferred Stock

Size:	$425,000,000 (17 million depositary shares)

Option to Purchase Additional Depositary Shares:	$63,750,000 (2.55 million depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa1 (stable) / BBB- (stable) / BBB- (stable) / BBBH (stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.625% from the date of issuance

Dividend Payment Date:	1st day of March, June, September and December of each year, commencing on June 1, 2016

Optional Redemption:

On or after June 1, 2021, the Series H Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

The Series H Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to June 1, 2021 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series H Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series H Preferred Stock.

Trade Date:	March 2, 2016

Settlement Date:	March 9, 2016 (T +5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$12,933,850

Net Proceeds (before expenses) to	$412,066,150

Issuer:

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BB&T Capital Markets, a division of BB&T Securities, LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	Raymond James & Associates, Inc. RBC Capital Markets, LLC Keefe, Bruyette & Woods, Inc.

Underwriters:	Drexel Hamilton, LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “BBT PrH.”

CUSIP/ISIN:	054937875/ US0549378752

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, BB&T Capital Markets, a division of BB&T Securities, LLC via e-mail at prospectusrequests@bbandtcm.com, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611, Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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